QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TAKE-TWO INTERACTIVE SOFTWARE, INC.
(Name of Subject Company)

TAKE-TWO INTERACTIVE SOFTWARE, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

874054109
(CUSIP Number of Class of Securities)

Ben Feder
Chief Executive Officer
Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012
(646) 536-2842
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Seth D. Krauss, Esq. Executive Vice President and General Counsel Take-Two Interactive Software, Inc. 622 Broadway New York, NY 10012 (646) 536-2842	Ori Solomon, Esq. Proskauer Rose, LLP 1585 Broadway New York, NY 10036-8299 (212) 969-3000

☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION

        Name and Address.    The name of the subject company is Take-Two Interactive Software, Inc., a Delaware corporation ("Take-Two" or the "Company"). The address of the Company's principal executive offices is 622 Broadway, New York, New York 10012, and the telephone number of the Company's principal executive offices is (646) 536-2842.

        Securities.    The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the "Shares").

        As of the close of business on March 21, 2008 there were 76,826,485 Shares issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

        Name and Address.    The filing person is the Company. The name, business address and business telephone number of the Company are set forth in "Item 1. Subject Company Information."

        Tender Offer.    This Schedule 14D-9 relates to the tender offer by EA08 Acquisition Corp. ("Purchaser"), a Delaware corporation and wholly owned subsidiary of Electronic Arts Inc. ("EA"), to purchase all of the issued and outstanding Shares at a purchase price of $26.00 net per Share in cash (subject to applicable withholding taxes), without interest, upon the terms and conditions set forth in the Offer to Purchase dated March 13, 2008 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer") contained in the Schedule TO filed by the Purchaser (the "Schedule TO") with the Securities and Exchange Commission (the "SEC") on March 13, 2008. The Offer materials, including the Offer to Purchase and Letter of Transmittal, were separately mailed to stockholders of the Company.

        The Offer is conditioned upon, among other things: (i) Take-Two having entered into a merger agreement with Purchaser and EA providing for the consummation of the Offer and the Merger (as defined below) on terms satisfactory to EA and Purchaser in their reasonable judgment, including representations and warranties that are reasonably satisfactory to EA and Purchaser and are not subject to any exceptions that reflect facts, circumstances or conditions that would result in a failure to satisfy any other condition to the Offer; (ii) there having been validly tendered and not withdrawn at least the number of Shares, which, together with the Shares then owned by EA and its subsidiaries (including Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (taking into account, without limitation, all Shares issuable upon the exercise of any options, warrants, convertible securities or rights or pursuant to other contractual obligations) on the date of the purchase of Shares pursuant to the Offer; (iii) Purchaser being satisfied, in its sole discretion, that the restrictions on business combinations with interested stockholders set forth in Section 203 of the General Corporation Law of the State of Delaware (the "DGCL") are inapplicable to the Offer and the Merger; (iv) the absence of certain adverse changes in market conditions, including a condition that there is not any decline, measured from the date of the Offer, in the Dow Jones Industrial Average, the Standard and Poor's Index of 500 Industrial Companies or the NASDAQ Composite Index by an amount in excess of 15%, measured from the close of business on the date of the Offer; (v) Take-Two not having adopted, established or entered into any new employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of its employees, consultants, directors or affiliates, or adopted, established or entered into or amended, or made grants or awards pursuant to, any agreements, arrangements or plans so as to provide for increased benefits to, or otherwise taken any action to provide for acceleration of any awards under any agreements, arrangements or plans affecting, one or more employees, consultants, directors or affiliates, whether or not as a result of or in connection with the transactions contemplated by the Offer or the Merger or any other business combination with the Company; and (vi) any applicable waiting period under the

Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or having been terminated prior to the expiration of the Offer.

        As disclosed in the Company's proxy statement, dated February 28, 2008 (the "2008 Proxy Statement"), and the supplement thereto, dated March 26, 2008 (the "Proxy Statement Supplement"), for the Company's annual meeting of stockholders formerly scheduled to be held on April 10, 2008 but currently scheduled to be held on April 17, 2008 (the "Annual Meeting"), the Company has submitted to its stockholders a proposal to amend the Company's Incentive Stock Plan to increase the number of Shares reserved for issuance under that plan by 2,000,000 Shares and to permit the issuance of awards under such plan to consultants, including 1,500,000 Shares of restricted stock to ZelnickMedia Corporation ("ZelnickMedia"), a media investment and management firm retained by the Company to provide the Company with financial and management consulting services. The Offer provides that if the stockholders of the Company approve this proposal, Purchaser intends to amend the Offer to reduce the purchase price to $25.74 net per Share. The Offer further provides that if such an amendment is made, Purchaser will extend the Offer to the extent required by Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        According to the Offer to Purchase, if the Offer is consummated, EA and Purchaser intend, as soon as practicable after consummation of the Offer, to have EA, Purchaser or another direct or indirect wholly owned subsidiary of EA consummate a second-step merger or similar business combination with the Company (the "Merger"). At the effective time of the Merger, each then outstanding Share (other than Shares held by EA and Purchaser, Shares held in the treasury of the Company, Shares held by subsidiaries of the Company, if any, and Shares held by Take-Two stockholders who have not tendered Shares in the Offer and who properly seek appraisal for their Shares in accordance with Section 262 of the DGCL) would be canceled and converted automatically into the right to receive an amount in cash per Share equal to the highest price per Share paid by EA and Purchaser pursuant to the Offer, without interest (and less any applicable withholding taxes). Upon consummation of the Merger, the Company would become a wholly-owned subsidiary of EA.

        As set forth in the Schedule TO, the principal offices of Purchaser are located at 209 Redwood Shores Parkway, Redwood City, California 94065, and its telephone number is (650) 628-1500.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        If the Company's directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. As of March 21, 2008, the Company's directors and executive officers owned an aggregate of 18,766 Shares and ZelnickMedia did not own any Shares. Strauss Zelnick, Executive Chairman and a director of the Company, Ben Feder, Chief Executive Officer and a director of the Company, and Karl Slatoff, Executive Vice President of the Company, are partners of ZelnickMedia. The foregoing amounts exclude Shares underlying options and exclude unvested shares of restricted stock, which are discussed in the next paragraph. If the directors and executive officers were to tender all of their 18,766 Shares owned by them for purchase pursuant to the Offer and those Shares were purchased by the Purchaser for $26.00 per Share, the directors and executive officers would receive an aggregate of $487,916 in cash. As discussed below under Item 4(c), to the knowledge of the Company, none of the Company's directors or executive officers or ZelnickMedia currently intends to tender any of their Shares for purchase pursuant to the Offer.

        In addition, if following completion of the Offer, Purchaser were to own a majority of the Company's outstanding Shares (the "Tender Offer Change of Control"): (1) all unvested options to purchase Shares would vest if the Board of Directors or the Compensation Committee of the Board of Directors takes action to accelerate the options and (2) other than restricted Shares to be issued to ZelnickMedia if stockholders approve the proposed amendment to the Company's incentive stock plan as described in the following paragraph and except as otherwise provided in certain employment agreements with the Company, all restricted Shares would vest unless the Board of Directors takes action to prevent them from vesting. As of March 21, 2008, the Company's directors and executive officers held options to purchase an aggregate of 419,500 Shares, 305,667 of which were unvested, with exercise prices ranging from $10.42 to $25.95 and an aggregate weighted exercise price of $19.93 per Share and owned an aggregate of 218,925 restricted Shares. As of March 21, 2008, ZelnickMedia held options to purchase 2,009,075 Shares, 334,845 of which had vested and 1,674,230 of which had not vested, with an exercise price of $14.74 per Share.

        The management agreement between the Company and ZelnickMedia and the employment agreements between the Company and certain of its executive officers contain provisions relating to vesting of equity awards and the payment of compensation in the event of a change in control, such as would occur upon the Tender Offer Change of Control. For further information with respect to these matters, see (i) the 2008 Proxy Statement under the headings: "Election of Directors;" "Compensation Discussion and Analysis;" "Executive Compensation;" "Voting Security Ownership of Certain Beneficial Owners and Management;" "Approval of the Amendment and Restatement of the Take-Two Interactive Software, Inc. Incentive Stock Plan (Proposal 2);" and "Annex A—Take-Two Interactive Software, Inc.—Incentive Stock Plan (as amended effective April 10, 2008);" and (ii) the Proxy Statement Supplement under the heading "Executive Compensation-Employment, Management and Separation Agreements-ZelnickMedia Corporation-Management Agreement." In addition, pursuant to the Company's employment agreement with Gary Dale, Executive Vice President of the Company, 66,667 unvested options and 16,667 restricted Shares held by Mr. Dale automatically would vest under certain circumstances following a change of control, such as would occur upon the Tender Offer Change of Control. To the knowledge of the Company, except as disclosed therein and in this Schedule 14D-9, as of the date of this Schedule 14D-9, there is no material agreement, arrangement or understanding, or actual or potential conflict of interest between the Company or any of its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Purchaser or its executive officers, directors or affiliates. The 2008 Proxy Statement and the Proxy Statement Supplement are incorporated by reference in this Item 3 and are attached hereto as Exhibits (e)(1) and (e)(2), respectively.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

(a)
The Board's Recommendation.

        After careful consideration by the Board of Directors, including a thorough review of the Offer with the Company's financial and legal advisors and following a discussion among the independent members of the Board of Directors in executive session, the Board of Directors, by unanimous vote at a meeting held on March 20, 2008, determined that the Offer is inadequate and not in the best interests of the Company's stockholders.

        ACCORDINGLY, AND FOR THE OTHER REASONS DESCRIBED IN MORE DETAIL BELOW, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER. If you have tendered your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or either of our information agents, MacKenzie Partners, Inc. ("MacKenzie") or Innisfree M&A Incorporated ("Innisfree") at the addresses and phone numbers below.

Mackenzie Partners, Inc. 105 Madison Ave. New York, NY 10016 Tel: 1-800-322-2885	Innisfree M&A Inc. 501 Madison Ave, 20th Floor New York, NY 10022 Tel: 1-888-750-5834

        In reaching the conclusions and in making the recommendation described above, the Board consulted with the Company's management, as well as the Company's financial and legal advisors, and took into account a number of reasons, described in more detail below including, but not limited to, the Board's belief that the Offer undervalues the Shares based on the Company's historical financial performance and future opportunities.

        A copy of the press release relating to the recommendation to reject the Offer is filed as Exhibit (a)(2) to this Schedule 14D-9 and is incorporated herein by reference.

(b)
Reasons for the Board's Recommendation.

        In reaching the conclusion that the Offer is inadequate and not in the best interests of the Company's stockholders, and in making the recommendation set forth above, the Board of Directors consulted with management of the Company and the Company's financial and legal advisors and took into account numerous factors, including, but not limited to, the following:

  •
  The Offer price is inadequate and substantially undervalues the Company. The Board of Directors has determined that the Offer price is inadequate and substantially undervalues the Company's established position in the interactive entertainment software market, robust and enviable stable of game franchises, extensive portfolio of owned intellectual property, creative talent, strong consumer loyalty and a growing sports business. In particular, the Offer does not adequately compensate stockholders for the Company's valuable franchises include more than 20 brands (in addition to Grand Theft Auto) that have sold one million or more units each, of which more than one-half are internally owned and developed and therefore deliver higher profit margins than licensed products.

  •
  The Company's financial advisors have each delivered an opinion stating that the Offer price, as of the date of such opinion, was inadequate, from a financial point of view, to the stockholders of the Company. On March 20, 2008, Lehman Brothers Inc. ("Lehman Brothers") and Bear, Stearns & Co. Inc. ("Bear Stearns") rendered oral opinions, which were subsequently confirmed in writing, to the Board of Directors to the effect that, as of that date and subject to certain assumptions, qualifications and other considerations set forth in their respective written opinions, the consideration of $26.00 net per Share in cash offered by Purchaser in the Offer was inadequate, from a financial point of view, to the stockholders of the Company. Copies of Lehman Brothers' and Bear Stearns' opinions are filed as exhibits (a)(3) and (a)(4), respectively. You are urged to read these opinions in their entirety.

  •
  The Company's directors and executive officers believe that the Offer price is inadequate and do not intend to tender their Shares. The Company's directors and executive officers believe that their understanding of and familiarity with the Company's business, financial condition, current business strategy and future prospects have not been fully reflected in the Offer price. As a result, to the Company's knowledge, none of the Company's directors or executive officers or ZelnickMedia currently intends to tender any of their Shares for purchase pursuant to the Offer.

  •
  The Board of Directors is committed to exploring strategic alternatives to maximize stockholder value and may be able to find a better alternative to the Offer. After the Company's release of Grand Theft Auto IV, scheduled for April 29, 2008, the Board of Directors is committed to exploring alternatives to maximize stockholder value, which may include a business combination of the Company with third parties or with EA, remaining independent, or other strategic or financial alternatives that could deliver higher stockholder value than the Offer. The Board continues to believe that the Company will be best positioned, from the perspective of both value and timing, to conduct such a review at that time. The Company has received indications of interest from third parties with respect to possible business combination transactions involving the Company since EA's announcement, but no substantive discussions with respect thereto have yet occurred. To facilitate its efforts to explore alternatives to maximize stockholder value, the Company has begun to assemble the materials necessary for interested parties to conduct due diligence. Prior to the release of Grand Theft Auto IV, the Company is willing to enter into confidentiality agreements on customary terms and to engage in preliminary conversations (not in the Company's view amounting to negotiations) with interested parties, including EA. The Board of Directors believes that tendering Shares into the Offer before the Board of Directors and its advisors have had the opportunity fully to explore alternatives to the Offer could preclude its ability to effect an alternative transaction that could provide superior value to the Company's stockholders.

  •
  In order to afford the Company an opportunity to explore strategic alternatives, the Board of Directors has adopted a stockholders rights plan. On March 24, 2008, the Board of Directors adopted a stockholders rights plan, sometimes referred to as a "poison pill," and declared a distribution of rights to stockholders of record at the close of business on April 7, 2008. The Board took these actions in order to give it additional time to explore strategic alternatives to maximize stockholder value. The Board has committed to redeem these rights not later than 180 days after the date of the adoption of the stockholders rights plan.

  •
  The timing of the Offer is opportunistic. The Offer is opportunistic and has been timed to take advantage of the upcoming release of Grand Theft Auto IV, one of the most valuable and durable franchises in the interactive entertainment software industry and the Company's biggest selling and most profitable franchise. EA launched an unsolicited bid for the Company even though the Company had extended an offer to negotiate with EA immediately following the release of Grand Theft Auto IV and, subject to the fiduciary duties of the Board of Directors, offered not to negotiate with any other third parties in the interim without first contacting EA. The Board of Directors believes the full commercial potential of the game will not be evident until after its release, and that the Offer was timed to capture the value of that anticipated commercial success at the expense of the Company's stockholders.

  •
  The Offer does not reflect progress in the Company's revitalization efforts. The Offer price does not reflect the significant progress the Company has made in its revitalization efforts since June 2007, including the implementation of a more streamlined and efficient operating structure, a cost cutting initiative that is achieving annualized savings of at least $25 million and a more disciplined product investment review process. Benefits of the revitalization plan have yet to be recognized fully in either the current stock price or in the Offer price.

  •
  The Offer does not reflect the Company's potential synergy value that a proposed combination with EA would create. The Offer does not compensate the Company for the significant potential synergy value that the proposed combination would create. EA has been unwilling to estimate publicly the synergy potential but has acknowledged that there is significant synergy potential. Potential synergies related to a proposed combination include: realizing a sales uplift as a result of a broader reach of distribution infrastructure; leveraging investments in online, wireless and other evolving platforms; optimizing sports offerings; and reducing sales, general and administrative costs significantly. Certain equity research analysts concur with this point of view and have estimated that EA would realize approximately $50 million to $210 million in synergies per year following completion of a transaction.

  •
  The Offer does not properly reflect the Company's business, financial condition, current business strategy and future prospects. The Board of Directors believes that management's and the Board of Directors' understanding of and familiarity with the Company's business, financial condition, current business strategy and future prospects has not been fully reflected in the Company's results of operations or Share price. The Company's management and Board of Directors remain entirely focused on generating the maximum value for stockholders. Stockholders elected new senior management and members of the Board of Directors less than one year ago because of this team's commitment to, and track record of, creating stockholder value, and industry experience. The Board of Directors believes that the Company's senior management will be able to create stockholder value meaningfully in excess of the Offer price through the continued execution of the Company's current revitalization plan and business strategy.

  •
  The consideration offered by EA is taxable. The consideration offered by EA would in general be taxable to the Company's stockholders.

  •
  The Offer is highly conditional. The Offer is highly conditional, which results in significant uncertainty that the Offer will be consummated. A number of the conditions are broadly drafted, are of questionable relevance, are solely for the benefit of the Purchaser, and may be asserted by Purchaser in its "sole judgment." Some of these conditions restrict the Company's ability to manage its business in the ordinary course and are not capable of being satisfied. The Company has taken actions that it believes are in the best interests of stockholders, which are not in comformity with the conditions, such as the amendments to employment agreements described in Item 8(f) below. Included in the express conditions to which the Offer is subject are the following conditions, among others:

  •
  Take-Two having entered into a merger agreement with Purchaser and EA providing for the consummation of the Offer and the Merger on terms satisfactory to EA and Purchaser in their reasonable judgment, including representations and warranties that are reasonably satisfactory to EA and Purchaser and are not subject to any exceptions that reflect facts, circumstances or conditions that would result in a failure to satisfy any other condition to the Offer;

  •
  there having been validly tendered and not withdrawn at least the number of Shares, which, together with the Shares then owned by EA and its subsidiaries (including Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (taking into account, without limitation, all shares issuable upon the exercise of any options, warrants, convertible securities or rights or pursuant to other contractual obligations) on the date of the purchase of Shares pursuant to the Offer;

  •
  Purchaser being satisfied, in its sole discretion, that the restrictions on business combinations with interested stockholders set forth in Section 203 of the DGCL are inapplicable to the Offer and the Merger;

  •
  the absence of certain adverse changes in market conditions, including a condition that there is not any decline, measured from the date of the Offer, in the Dow Jones Industrial Average, the Standard and Poor's Index of 500 Industrial Companies or the NASDAQ Composite Index by an amount in excess of 15%, measured from the close of business on the date of the Offer;

  •
  Take-Two not having adopted, established or entered into any new employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of its employees, consultants, directors or affiliates, or adopted, established or entered into or amended, or made grants or awards pursuant to, any agreements, arrangements or plans so as to provide for increased benefits to, or otherwise taken any action to provide for acceleration of any awards under any agreements, arrangements or plans affecting, one or more employees, consultants, directors or affiliates, whether or not as a result of or in connection with the transactions contemplated by the Offer or the Merger or any other business combination with the Company; and

  •
  any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or having been terminated prior to the expiration of the Offer.

        The foregoing discussion of the information and factors considered by the Board of Directors of the Company is not intended to be exhaustive but addresses the material information and factors considered by the Board of Directors in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board of Directors did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining their recommendations. The Board of Directors' determination was made after consideration of the factors taken as a whole. Individual members of the Board of Directors may have given differing weights to different factors. In addition, in arriving at their respective recommendations, the members of the Board of Directors were aware of the interests of certain officers and directors of the Company as described in Item 3 above and in the 2008 Proxy Statement and the Proxy Statement Supplement.

        For information with respect to the background of the proposed Offer and related matters, see "Background to Proposals by Electronic Arts Inc." in the Proxy Statement Supplement.

(c)
Intent to Tender.

        To the knowledge of the Company, none of the Company's directors or executive officers or ZelnickMedia currently intends to tender any of their shares for purchase pursuant to the Offer.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

        Bear Stearns was retained by the Company to act as financial advisor in connection with the Board's evaluation of possible strategic alternatives. In connection with such assignment, Bear Stearns is also advising the Board with respect to the Offer. The Company has agreed to pay Bear Stearns customary compensation for its services, a portion of which is payable upon the rendering of a fairness opinion in connection with a transaction and a significant portion of which is contingent upon a sale of the Company, such as the consummation of the Offer. The Company has also agreed to indemnify Bear Stearns and certain related persons against certain liabilities relating to or arising out of its engagement. Bear Stearns has previously been engaged by the Company and ZelnickMedia to provide certain investment banking services in matters unrelated to the Offer, for which Bear Stearns has received (or expects to receive) customary fees. Bear Stearns may seek to provide the Company, ZelnickMedia, EA and their respective affiliates with certain investment banking services unrelated to the Offer in the future. In the ordinary course of business, Bear Stearns, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, the Company's securities and/or the securities of Purchaser and its affiliates, and, accordingly, may at any time hold a long or short position in such securities.

        Lehman Brothers was also retained by the Company to act as financial advisor in connection with EA's acquisition proposal to the Company regarding its sale and any other extraordinary corporate transaction that the Company may contemplate as a result of its consideration of EA's acquisition proposal. The Company has agreed to pay Lehman Brothers customary compensation for its services, a portion of which became payable upon the rendering of the inadequacy opinion described above in connection with the Offer and a significant portion of which is contingent upon a sale of the Company, such as the consummation of the Offer. The Company has also agreed to indemnify Lehman Brothers and certain related persons against certain liabilities relating to or arising out of its engagement. Lehman Brothers has performed various investment banking and financial services for the Company, EA and their respective affiliates in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. In the ordinary course of business, Lehman Brothers may actively trade, for its own account and the accounts of its customers, the debt and equity securities of the Company and EA, and, accordingly, may at any time hold a long or short position in such securities. Neuberger Berman Inc., an affiliate of Lehman Brothers, owns approximately 5,608,007 Shares, as to which Shares Lehman Brothers has no voting or dispositive power. In addition, Lehman Brothers has invested in limited partnership interests of affiliates of ZelnickMedia. Strauss Zelnick, Executive Chairman and a director of the Company, Ben Feder, Chief Executive Officer and a director of the Company, and Karl Slatoff, Executive Vice President of the Company, are partners of ZelnickMedia.

        The Company has retained MacKenzie and Innisfree to assist it in connection with the Company's solicitation of proxies with respect to the Company's Annual Meeting, to assist it in connection with communications with its stockholders with respect to the Offer, to monitor trading activity in the Shares and to identify investors holding large positions of Shares in street name. The Company has agreed to pay MacKenzie and Innisfree customary compensation for their services and reimbursement of certain expenses in connection with their engagement. The Company has also agreed to indemnify MacKenzie and Innisfree against certain liabilities arising out of or in connection with their engagement.

        The Company has retained the Brunswick Group as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation for such services and to reimburse the Brunswick Group for its out-of-pocket expenses arising out of or in connection with its engagement.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        Except in the ordinary course of business in connection with the Company's employee benefit plans, and except as set forth in the 2008 Proxy Statement or the Proxy Statement Supplement, no transactions in the Shares have been effected during the past 60 days by the Company. To the knowledge of the Company, no transactions in the Shares have been effected by any director, executive officer, affiliate or subsidiary of the Company, except that, in February 2008, Lainie Goldstein, Chief Financial Officer, sold an aggregate of 1,467 Shares at a price of approximately $16.42 per Share, and Gary Dale, Executive Vice President, sold an aggregate of 3,417 Shares at a price of approximately $16.43 per Share. These transactions were effected pursuant to a Rule 10b5-1 trading plan entered into by each of Ms. Goldstein and Mr. Dale and were solely to satisfy their respective tax withholding obligations upon the vesting of restricted Shares.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)
Subject Company Negotiations.

        The Company has received indications of interest from third parties with respect to possible business combination transactions involving the Company since EA's announcement, but no substantive discussions with respect thereto have yet occurred. The Company intends to pursue such discussions regarding such potential transactions, with a view to maximizing stockholder value, subsequent to the release of Grand Theft Auto IV, scheduled for April 29, 2008. Except as set forth in this Schedule 14D-9, the 2008 Proxy Statement or the Proxy Statement Supplement, the Company is not undertaking or engaged in any negotiation in response to the Offer that relates to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company, or any other person or (4) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

(b)
Transactions and Other Matters.

        Except as set forth in this Schedule 14D-9, the 2008 Proxy Statement or the Proxy Statement Supplement, there is no transaction, resolution of the Board of Directors, agreement in principle, or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

ITEM 8.    ADDITIONAL INFORMATION

(a)
Change in Control Employee Severance Plan

        On March 3, 2008, the Compensation Committee of the Board of Directors of the Company adopted the Take-Two Interactive Software, Inc. Change in Control Employee Severance Plan (the "Plan"). The Plan provides that all employees of the Company and its affiliates on the date of a Change in Control (as defined in the Plan) will be entitled to receive certain payments and benefits if their employment is terminated under certain circumstances following a Change in Control, except that individuals providing services to the Company pursuant to the management agreement between ZelnickMedia and the Company will not be eligible to receive benefits under the Plan. The individuals providing services under the Management Agreement include Strauss Zelnick, Executive Chairman, Ben Feder, Chief Executive Officer, and Karl Slatoff, Executive Vice President. The Plan is described in, and a copy thereof is attached to, the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2008, which is incorporated herein by reference.

(b)
Stockholders Rights Agreement.

        On March 24, 2008, the Board of Directors adopted a stockholder rights plan and declared a distribution of one right (a "Right") for each outstanding Share to stockholders of record at the close of business on April 7, 2008 and for each Share issued by the Company thereafter. Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share (a "Unit") of Series B Preferred Stock, par value $0.01 per share (the "Preferred Shares"), at a price of $42.50 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of March 24, 2008 (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company. The Board of Directors has committed to redeem the Rights 180 days after the date of the adoption of the stockholders rights plan.

        Copies of the Rights Agreement and the Certificate of Designation for the Preferred Shares have been filed with the SEC as exhibits to a Registration Statement on Form 8-A, dated March 26, 2008, and are incorporated herein by reference. For further information with respect to the Rights, the Rights Agreement and related matters, see the Proxy Statement Supplement under the heading "Stockholders Rights Plan."

(c)
Litigation

        As previously reported in the Quarterly Report of the Company on Form 10-Q for the quarter ended January 31, 2008, on March 7, 2008, Patrick Solomon, a stockholder of the Company, filed a purported class action complaint in the Delaware Court of Chancery against the Company and certain of its officers and directors. The plaintiff contends that the defendants breached their fiduciary duties by, among other things, allegedly refusing to explore offers by EA to acquire all of the Shares, enacting a By-law amendment allegedly designed to entrench the current Board of Directors by preventing stockholders from nominating and electing alternative directors, agreeing to an amendment to the management agreement with ZelnickMedia and issuing the 2008 Proxy Statement that allegedly contains misleading and incomplete information. The complaint seeks preliminary and permanent injunctive relief, rescissory and other equitable relief and damages. The Company believes that the claims lack merit and intends vigorously to defend against them. The Company has been advised that the individual defendants believe that the claims lack merit and will vigorously defend such actions. However, the Company cannot predict the outcome of these matters and, if determined adversely to it, such matters, either singly or in the aggregate, could result in the imposition of significant judgments, fines and/or penalties, which could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

        At a hearing on March 18, 2008, the court scheduled for an expedited hearing the questions of the accuracy of the 2008 Proxy Statement and the validity of the "advance notice" By-law amendment that the Company had adopted on February 14, 2008 requiring stockholders to give notice of proposals or nominations before a stockholders meeting. The expedited hearing on the validity of the By-law amendment is currently scheduled to be held on April 11, 2008. If the court finds the By-law amendment to be valid, then the Annual Meeting will take place as currently scheduled on April 17, 2008. If the court finds the By-law amendment to be invalid, then it will determine what remedy to grant, which may include requiring the Company to postpone the Annual Meeting to a later date.

        Neither the Company nor any of its directors and officers believes that the 2008 Proxy Statement was misleading or incomplete in any material respect. Nevertheless, to avoid any argument that the 2008 Proxy Statement was misleading or incomplete and due to the uncertainties associated with the outcome of the stockholder complaint, the Company has decided to take certain actions to moot any of the plaintiff's claims alleging that the 2008 Proxy Statement was misleading or incomplete, including mailing the Proxy Supplement to stockholders and adopting the amendment to the By-laws of the Company as described in Item 8(e) below.

(d)
Credit Agreement

        The Company and certain of its subsidiaries are parties to a Credit Agreement, dated as of November 16, 2007, as amended (the "Credit Agreement"), with Wells Fargo Foothill, Inc., which provides for a revolving credit facility in the aggregate principal amount of up to $140 million, including a $25 million subfacility for the issuance of letters of credit and a U.K. subfacility in the aggregate principal amount of $25 million. The closing of the Offer would constitute a "Change of Control" under the Credit Agreement and may result in the acceleration of the indebtedness thereunder. Moreover, the Credit Agreement contains restrictions on mergers involving the Company and sales of a significant portion of the Company's assets, which, absent a waiver from its lender, may restrict the Company from entering into extraordinary transactions with third parties. In order for the Company to effect its planned redemption of the Rights, it may be required to obtain a waiver under the Credit Agreement.

(e)
Amendment to the By-Laws of the Company

        In response to the Solomon stockholder complaint described in Item 8(c) above, on March 24, 2008, the Board of Directors amended the By-laws of the Company to provide for a new extended period of time for stockholders to be able to nominate persons for election to the Board of Directors or to propose any business to be considered at the Annual Meeting. The period of time begins with the public announcement of the amendment to the By-laws and ends at 5:00 p.m. (New York City time) on April 15, 2008. In order to accommodate the extended nomination and proposal period, the date of the Annual Meeting has been changed from April 10, 2008 to April 17, 2008. Further, in addition to stockholders of record on the record date, the Company will accept nominations and proposals from any person who was a stockholder of record or beneficial owner of Shares at any time between February 19, 2008, the record date for the Annual Meeting, and April 15, 2008. Finally, if a stockholder of the Company provides notice that it requires additional time to nominate persons for election to the Board of Directors or to propose business to be considered at the Annual Meeting, the Board of Directors will consider in good faith a request to adjourn the Annual Meeting for a reasonable period of time, not to exceed 30 days.

        The By-law amendment became effective immediately upon its approval by the Board of Directors. The amendment is described in, and a copy thereof is attached to, the Company's Current Report on Form 8-K, filed with the SEC on March 26, 2008, which is incorporated herein by reference.

(f)
Amendments to Certain Employment Agreements

        On March 25, 2008, the Company and three of its executive officers entered into amendments to these executive officers' employment agreements. The amendments are described in the Company's Current Report on Form 8-K, filed with the SEC on March 26, 2008, which is incorporated herein by reference.

(g)
Suspension of Section 8 of the Company's Incentive Stock Plan

        On March 20, 2008, the Board of the Company, pursuant to Section 8(b) of the Company's Incentive Stock Plan (the "Stock Plan"), passed a resolution to suspend the provisions of Section 8 of the Stock Plan (relating to a change of control) until the earliest of (i) immediately prior to the time a party which has commenced a tender offer shall have agreed to accept for payment more than 50% of the then outstanding shares of the Company's capital stock entitled to vote generally in the election of directors; (ii) the occurrence of any event specified in Section 8(a)(i) or (iii) of the Stock Plan; and (iii) any further action taken by the Board of Directors with respect to Section 8 of the Stock Plan. The resolution did not limit the power of the Board of Directors pursuant to Section 8(b) of the Stock Plan. The resolution is described in the Company's Current Report on Form 8-K, filed with the SEC on March 26, 2008, which is incorporated herein by reference.

(h)
Cautionary Note Regarding Forward-Looking Statements.

        Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995. This Schedule 14D-9 contains forward-looking statements made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The statements contained herein which are not historical facts are considered forward-looking statements under federal securities laws. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The Company has no obligation to update such forward- looking statements. Actual results may vary significantly from these forward-looking statements based on a variety of factors. Important factors are described in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2007, in the section entitled "Risk Factors" as updated in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2008, in the section entitled "Risk Factors." Further risks and uncertainties associated with EA's unsolicited proposal to acquire the Company include: the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with the Company; the risk that the acquisition proposal will make it more difficult for the Company to execute its strategic plan and pursue other strategic opportunities; the risk that the future trading price of our common stock is likely to be volatile and could be subject to wide price fluctuations; and the risk that stockholder litigation in connection with EA's unsolicited proposal, or otherwise, may result in significant costs of defense, indemnification and liability. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made.

WHERE YOU CAN FIND MORE INFORMATION

        The Company is subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" information into this Schedule 14D-9, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

ITEM 9.    EXHIBITS

(a)(1)	Letter to Stockholders of the Company, dated March 26, 2008*
(a)(2)	Press Release of the Company, dated March 26, 2008*
(a)(3)	Opinion of Lehman Brothers, dated March 20, 2008*
(a)(4)	Opinion of Bear Stearns, dated as of March 20, 2008*
(e)(1)	Company's Proxy Statement, dated February 28, 2008, relating to the Company's 2008 Annual Meeting of Stockholders*
(e)(2)	Company's Proxy Statement Supplement, dated March 26, 2008, relating to the Company's 2008 Annual Meeting of Stockholders*
(e)(3)	Company's Current Report on Form 8-K, filed with the SEC on March 7, 2008 (incorporated by reference)
(e)(4)	Company's Current Report on Form 8-K, filed with the SEC on March 26, 2008 (incorporated by reference)
(e)(5)
Rights Agreement, dated as of March 24, 2008, between Take-Two Interactive Software, Inc. and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A dated March 26, 2008)
(e)(6)	Certificate of Designation of Preferred Shares of the Company (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form 8-A dated March 26, 2008)
(g)	Not applicable.

*
Filed herewith and included in copies mailed to stockholders of the Company.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAKE-TWO INTERACTIVE SOFTWARE, INC.
By	/s/ DANIEL P. EMERSON Daniel P. Emerson Vice President, Associate General Counsel and Secretary

Dated: March 26, 2008

QuickLinks

TABLE OF CONTENTS
  ITEM 1. SUBJECT COMPANY INFORMATION
  ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 4. THE SOLICITATION OR RECOMMENDATION
  ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 8. ADDITIONAL INFORMATION
WHERE YOU CAN FIND MORE INFORMATION
  ITEM 9. EXHIBITS
SIGNATURE